№ 82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/292 date 30.11.2004 pages incl. cover

04046408

SUPPL

RECEIVED
2004 DEC -2 A 10:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs!

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents (see enclosures) required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

1. Material facts of financial and business operations of the Company (2 instances).
2. Results of operations for 9 months of 2004 according to the Russian Accounting Standards.
3. Sale of NMT assets.

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

Sincerely yours,

Ruben A. Amaryan
General Director

CENTER TELECOM

RECEIVED
2004 DEC -2 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company news

CenterTelecom held a telephone conference dedicated to the company's operation results to RAS for the 9 months of 2004

Moscow, November 5, 2004 - CenterTelecom (RTS: ESMO, ESMOP; OTC: CRMUY), a major fixed telecommunications provider, held a telephone conference yesterday dedicated to the company's operation results to RAS for the 9 months of 2004.

The conference was held by CenterTelecom General director R.A. Amaryan. He presented an assessment of the company's operations, talked about the development forecasts, and provided answers to the analysts' questions.

During his speech R.A. Amaryan noted that the company was positively estimating its operation results for 9 months of 2004. Sales grew by 20.9 % up to RUR 18 billion, a total of 405 thousand lines were commissioned, of them 134 thousand lines were used to replace the obsolete equipment. The international and long-distance traffic continued to grow; the volume of new kinds of services including the Internet, ISDN, IP-telephony, intelligent networks etc grew.

Long-distance traffic grew by 105.8 % y-o-y and exceeded 2 billion minutes for 9 months of 2004; the international traffic grew by 108.8 % accordingly and totaled 148 million minutes.

The company's Y 2004 considerable investment volume in its core business and the development of multiservice networks is explained by the need to strengthen the company's position on the very profitable corporate segment of the market and reflects the objectives of the company's marketing strategy.

The cost of services during 9 months of 2004 totaled RUR 14.4 billion. During three quarters the company made capital investments in the amount of RUR 5.3 billion, RUR 2 billion were invested in Q3.

The total adjusted amount of capital investment in 2004 will not exceed RUR 8.5 billion against the earlier projected RUR 9.5 billion. In 2005 CenterTelecom capital investments will not exceed RUR 5 billion.

The company further plans to optimize its investment outlays in order to improve its financial results.

After the increase of local telecommunications charges on 01.10.2004 and costs optimization CenterTelecom expects a better performance in 2004.

The company is preparing an application with the Federal Rates Service to increase the rates in 2005. According to the optimistic forecast a 10-15 % increase could take place on 01.04.2005, according to the pessimistic one a 15-20 % increase is to be expected on 01.10.2005.

CenterTelecom is optimizing its liabilities. In 2005 the company plans to decrease its payables and refinance its short-term creditor liabilities with long-term liabilities. By 2007 the company plans to decrease its liabilities by half.

In addition, the company is reducing its production costs. In 2005 the company will conduct branch management reorganization through the reduction of their number and costs. The company continues working to reform its affiliated businesses.

The representatives of foreign and Russian investment community and analysts as well as mass-media took part in the conference.

For your convenience, a replay will be available Thursday, November 4, 2004 at 21:00 Moscow Time (18:00 UK, 1:00 PM ET) until Saturday, November 6, 2004.

The replay telephone numbers are:
Moscow: **+810-800-225-71012** (conference ID#1922753)
UK: **+0-800-917-2646** (conference ID#1922753)
USA: **+1-800-642-1687** (conference ID#1922753)

The key indicators for 9 months of 2004:

Sales - RUR 17987.2 million, including RUR 6183.8 million in Q3
Sales margin - RUR 3570.1 million, including RUR 1401.0 million in Q3
Operating costs - RUR 14417 million, including RUR 4782.7 million in Q3
Net profit - RUR 5.1 million, including RUR 27.9 million in Q3
EBITDA - RUR 3 521.7 million

Contacts:

CenterTelecom	Elena Romskaya	Ph: +7 095 793 23 19
		E-mail: esidorovich@centertelecom.ru
	Andrey Kalinchenko	Ph: +7 095 209 57 21

E-mail: kalin@centertelecom.ru

. . . . . .

CenterTelecom is a leading fixed communications company providing the entire range of telecommunication services in the Central Federal District where over 20 % of the population of Russia resides. CenterTelecom offers the full range of telecommunication services, including telephony service, the Internet, IP telephony, data communications, CATV, wired and VHF broadcasting. The company actively develops modern multiservice and SDH networks as well as new radio access systems. The Company trades on RTS (ESMO, ESMOP), Moscow Interbank Currency Exchange (CTEL, CTELP) and has ADR Level 1 common stock program (CRMUY).

05.11.2004

CENTER TELECOM

CenterTelecom has disposed of NMT assets

Moscow, November 16, 2004 - CenterTelecom (RTS: ESMO, ESMOP; OTC: CRMUY) informs about the sale of its ownership in Kaluga Cellular Communications and Bryansk Cellular Networks.

The company has disposed of the aforementioned cellular assets to reorganize its affiliated businesses in order to optimize the structure of the company's business and to improve the financial results of its operations.

The decision of disposition of cellular assets was passed by the Company's Board of Directors on July 13, 2004.

CenterTelecom sold its 42 % (forty-two percent) share in Kaluga Cellular Communications and 34.4 % (thirty-four point four percent) in Bryansk Cellular Networks to MC-Direct. The buyer took advantage of the pre-emptive right of a shareholder to redeem the shares being sold.

17.11.2004

NOTICE OF ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information that may materially affect prices of securities of the issuer: ***http://www.centertelecom.ru/index.html?d=64***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's said interest in which has changed: ***Private Joint-Stock Company Bryanskie Sotovye Seti (Bryanskie Cellular Networks); 38 Emlyutina Street, Bryansk, 241011, Russia***

7. The issuer's interest in the charter capital of the organization before the change: **34.4** ***(thirty four and four tenths) per cent;***

Percentage of ordinary shares of the organization owned by the issuer before the change: **34.4** ***(thirty four and four tenths) per cent;***

8. The issuer's interest in the charter capital of the organization after the change: ***0 (zero) per cent;***

Percentage of ordinary shares of the organization owned by the issuer after the change: ***0 (zero) per cent;***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***November 16, 2004***

A. Lokotkov
Acting General Director,
Joint-Stock Central Telecommunication Company
acting on the basis of order #181/K dated November 5, 2004
issued by the General Director of Joint-Stock Central Telecommunication Company

Date: November 16, 2004 Seal

CENTER TELECOM

NOTICE OF ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information that may materially affect prices of securities of the issuer: ***http://www.centertelecom.ru/index.html?d=64***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's said interest in which has changed: ***Private Joint-Stock Company Kaluzhskaya Sotovaya Svyaz (Kaluzhskaya Cellular Communications); 38 Teatralnaya Street, Kaluga, 248600, Russia***

7. The issuer's interest in the charter capital of the organization before the change: **42** ***(forty two) per cent;***

Percentage of ordinary shares of the organization owned by the issuer before the change: **42** ***(forty two) per cent;***

8. The issuer's interest in the charter capital of the organization after the change: ***0 (zero) per cent;***

Percentage of ordinary shares of the organization owned by the issuer after the change: ***0 (zero) per cent;***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***November 16, 2004***

A. Lokotkov
Acting General Director,
Joint-Stock Central Telecommunication Company
acting on the basis of order #181/K dated November 5, 2004
issued by the General Director of Joint-Stock Central Telecommunication Company

Date: November 16, 2004 Seal